Exhibit 21.1

LATROBE SPECIALTY METALS, INC.

SUBSIDIARIES

Subsidiary	State or Other Jurisdiction of Incorporation
Latrobe Specialty Metals Company	Pennsylvania
Latrobe Specialty Metals Distribution, Inc.	Delaware
Latrobe Specialty Metals Europe, Inc.	Delaware
Latrobe Specialty Steel Distribution Inc. (a/k/a Distribution D’Acier Spécialisé Latrobe Inc.)	Ontario, Canada
Specialty Steel Supply, Inc.	Texas